EXHIBIT 99.1

Foremost Lithium Appoints Douglas L. Mason to Board of Directors

Veteran Mining Executive Brings 30+ Years of Leadership Experience to the Company’s Board of Directors

VANCOUVER, British Columbia, Dec. 04, 2023 (GLOBE NEWSWIRE) -- Foremost Lithium Resource & Technology Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost Lithium”, “Foremost” or the “Company”), a North American hard-rock lithium exploration company, today announced the appointment of Douglas L. Mason, a veteran public company mining executive, to its Board of Directors as an independent director, effective December 04, 2023.   Doug has served as a senior officer and director of a number of public companies, bringing 30+ years of extensive capital markets experience to the Foremost Board of Directors, and having assisted in raising hundreds of millions of dollars for such public companies during his tenure with the same.

Doug served previously as CEO, President and a director of Clearly Canadian Beverage Corporation (NASDAQ: CCBC), a producer of premium beverage products. During his 20 years in the beverage industry, Doug built a reputation for innovation and has been credited as being one of the pioneers of the New Age Beverage category. He is currently the Chairman of the Board and CEO of Magnum Goldcorp Inc., a Canadian company engaged in the acquisition and exploration of mineral resource properties. Doug is an active community member serving as past Deputy Chair of the Collingwood School Board of Trustees, a past Chair of the B.C. Sports Hall of Fame and Museum, and of the B.C. Sports Hall of Fame Foundation. He is currently a member of the Board of the Fraser River Sturgeon Conservation Society and remains an active member of the Sports Hall Foundation.  He is also an active supporter and recruiter of participants for fund raising events for the Rick Hansen Institute.

“Doug brings a strong, incremental skillset to the Foremost Board of Directors, with deep mining and capital markets expertise,” said Jason Barnard, President and CEO of Foremost Lithium. “He is a highly respected, purpose-driven leader who has a proven, long-term track record of success throughout his career in a diverse set of industries. Doug’s proven expertise in mining will provide an invaluable perspective as we move our projects forward and execute on our Company’s growth strategies.”

Mr. Mason added: “This is an exciting time to join Foremost, with planned drill programs in place for 2024 on properties that I feel have exciting growth potential. I look forward to leveraging my experience in base metals and precious metals mining on the Board in support of the Company’s commitment to building sustainable value for its shareholders over the long-term.”

In connection with Doug Mason’s appointment, the Company has now granted him an incentive option to purchase an aggregate of 20,000 common shares of the Company at an exercise price of CAD $5.47 per common share, expiring three years from the date of grant. The stock option is granted in accordance with the Company's current Stock Incentive Plan and the policies of the Canadian Securities Exchange.

About Foremost Lithium

Foremost Lithium (NASDAQ: FMST) (CSE: FAT) (FSE: F0R0) (WKN: A3DCC8) is a hard-rock lithium exploration company focused on empowering the North American clean energy economy. Foremost’s strategically located lithium properties extend over 43,000 acres in Snow Lake, Manitoba, and hosts a property in a known active lithium camp situated on over 11,400 acres in Quebec called Lac Simard South.

Foremost’s four flagship Lithium Lane Projects as well as its Lac Simard South project are located at the tip of the NAFTA superhighway to capitalize on the world's growing EV appetite, strongly positioning the Company to become a premier supplier of North America's lithium feedstock. As the world transitions towards decarbonization, the Company's objective is the extraction of lithium oxide (Li₂O), and to subsequently play a role in the production of high-quality lithium hydroxide (LiOH), to help power lithium-based batteries, critical in developing a clean-energy economy. Foremost Lithium also has the Winston Gold/Silver Property in New Mexico USA. Learn More at www.foremostlithium.com.

CONTACT US

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostlithium.com

Investor Relations
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
FMST@mzgroup.us
www.mzgroup.us

Follow us or contact us on social media:
Twitter: @foremostlithium
Linkedin: https://www.linkedin.com/company/foremost-lithium-resource-technology/
Facebook: https://www.facebook.com/ForemostLithium

Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" (as defined under applicable securities laws), based on management's best estimates, assumptions, and current expectations. Such statements include but are not limited to, statements with respect to the plans for future exploration and development of the Company's properties and the acquisition of additional exploration projects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "expects", "expected", "budgeted", "forecasts", "anticipates" "plans", "anticipates", "believes", "intends", "estimates", "projects", "aims", "potential", "goal", "objective", "prospective", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those expressed or implied by such statements, including but not limited to: risks related to the receipt of all necessary regulatory and third party approvals for the proposed operations of the Company's business and exploration activities, risks related to the Company's exploration properties; risks related to international operations; risks related to general economic conditions, actual results of current exploration activities, unanticipated reclamation expenses; changes in project parameters as plans continue to be refined; fluctuations in prices of commodities including lithium and gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in reserves; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in the completion of exploration, development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in jurisdictions in which the Company operates. . Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The forward-looking statements and forward-looking information are made as of the date hereof and are qualified in their entirety by this cautionary statement. The Company disclaims any obligation to revise or update any such factors or to publicly announce the result of any revisions to any forward-looking statements or forward-looking information contained herein to reflect future results, events, or developments, except as require by law. Accordingly, readers should not place undue reliance on forward-looking statements and information. Please refer to the Company's most recent filings under its profile at www.sedar.com for further information respecting the risks affecting the Company and its business.

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.